NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-08 May 8, 2007

Rubicon Minerals and Golden Tag Announce Follow-Up Drilling at McCuaig Project
- 7,500-metre program to commence by early June -

Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX) and partner Golden Tag Resources Ltd. (GOG: TSX-V) are pleased to announce they will carry out a follow-up, 7,500-metre, land-based drill program beginning in late May or early June, at the McCuaig joint venture (Rubicon 60% -Golden Tag 40%). Rubicon recently announced (see news release dated April 16, 2007) encouraging results from a drill hole designed to test for the possible down-dip extension of the No.1 vein structure developed at the adjacent former McKenzie Mine. A gold-bearing zone in what appears to be a very robust structure, was intersected containing up to 15.65 g/t gold over 1.55 metres.

Hosted by a well developed 20+metre wide vein zone, this target is wide open for follow up, both along strike and down dip. The project is well located within Balmer rocks on the prolific Red Lake Mine Trend and is adjacent to both the past-producing McKenzie Mine which produced 651,000 ounces of gold between 1935 and 1966, and the Gold Eagle Mines discovery to the east.

Photographs of the zone along with sections are posted on the Company's website at www.rubiconminerals.com

David Adamson said, “The New Rubicon plans to spend $5.0 million in the Red Lake camp to aggressively explore our well-positioned 150 square mile land package. As well, with the closing of the McEwen transaction, we will acquire interest in a large land package in Alaska near the Pogo deposit plus 350 square miles of prospective ground in Northeast Nevada. We will spend a total of $3.0 million on this ground over the next 12 months.”

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company with over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

Under the terms of a recently announced agreement with Rob McEwen, Mr. McEwen will acquire $10 million of Rubicon shares and will arrange for an additional private placement of up to $5 million. As well, Rubicon will acquire from a McEwen private company, 512,960 acres of prospective exploration ground in Alaska in the area of the 4.5 million ounce Pogo deposit. Rubicon will also acquire from Lexam Explorations Inc., a 225,000 acre land package in northeast Nevada. The transaction is subject to various conditions including Rubicon shareholder approval which will take place May 14, 2007.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

True widths are estimated to be approximately 75-90% of reported lengths. All assays were conducted on sawn NQ2-sized half core sections. Program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the completion of the recently announced McEwen agreement and the Company's intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company's expenditures on such exploration and the anticipated results of such exploration

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, the completion of the McEwen financing and assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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